Exhibit 8.1

List of Subsidiaries of VIQ Solutions Inc. (as of December 31, 2022)*

Subsidiaries	Jurisdiction of Incorporation
VIQ Australia Pty Limited	Australia
VIQ Solutions, Inc.	Delaware
VIQ Services Inc.	Delaware
VIQ Solutions PTY Limited	Australia
VIQ Solutions Australia PTY Ltd.	Australia
VIQ PTY Ltd.	New South Wales
VIQ Australia Services Pty Ltd.	New South Wales
Net Transcripts, Inc.	Wisconsin
Transcription Express, Inc.	Arizona
Hometech, Inc.	Washington
VIQ Media Transcription Inc.	Delaware
WordZXpressed Inc.	Georgia

*Other subsidiaries of VIQ Solutions Inc. have been omitted because, in the aggregate, they would not be a “significant subsidiary” as defined in rule 1-02(w) of Regulation S-X as of the end of the fiscal year covered by this report.